EXHIBIT 99.1

Westport Fuel Systems Completes Sale of CNG Compressor Business for 12.3 Million Euro

VANCOUVER, British Columbia, July 25, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) today announced that it has completed the sale of its compressed natural gas (“CNG”) compressor business to Snam S.p.A. (“Snam”), a leading European gas utility company, for total proceeds of 12.3 million Euro, net of a 500,000 Euro holdback to be released upon fulfillment of an independent audit process to be completed within 30 business days. This divestiture was initially announced by Westport Fuel Systems on May 17, 2018.

“The closing of this transaction marks another achievement in our portfolio rationalization, a strategic initiative we started two years ago following the merger with Fuel Systems Solutions to capture synergies, drive efficiencies, and strengthen our balance sheet,” said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. “With a stronger balance sheet, a more streamlined business, and improving operational results, we believe we can build on our market-leading position in our core markets, which should drive long-term value for the company and our shareholders.”

About Snam S.p.A.

Snam is Europe’s leading gas utility. Founded in 1941 as “Società Nazionale Metanodotti”, it has been building and managing sustainable and technologically advanced infrastructure guaranteeing energy security for over 75 years. Snam operates in Italy and, through subsidiaries, Austria (TAG and GCA), France (Teréga) and the United Kingdom (Interconnector UK). It is one of the main shareholders of TAP (Trans Adriatic Pipeline) and is the company most involved in projects for the creation of the Energy Union. First in Europe by transport network size (over 32,500 km in Italy, about 40,000 with international subsidiaries) and natural gas storage capacity (16.7 billion cubic meters in Italy, about 20 billion with international subsidiaries), Snam manages the first liquefied natural gas (LNG) plant built in Italy and is a shareholder of the country’s main terminal. Snam’s business model is based on sustainable growth, transparency, nurturing talent, and development of local areas by dialoguing with communities. It fosters sustainable mobility, expands into energy efficiency, and invests in biomethane and innovative technologies to increase the use of renewable gas, a key resource of the green economy. www.snam.it

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com